FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 14, 2007 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: February 14, 2007	By:	/s/ Kenneth Hsiang

	Name:	Kenneth Hsiang
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	February 8, 2007

FOR IMMEDIATE RELEASE

Contact:
Ken Hsiang, Chief Financial Officer
Tel: +1-510-687-2475	email: ken_hsiang@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Fourth Quarter
and Full Year Results for the Period Ended December 31, 2006

Taipei, Taiwan, February 8, 2007 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) (“We” or “the Company”), one of the world’s largest independent providers of semiconductor testing services, today announced its fourth quarter (4Q06) diluted earnings of $0.33 per share, compared with diluted earnings of $0.33 per share in the fourth quarter of 2005 (4Q05) and diluted earnings of $0.37 per share in the third quarter of 2006 (3Q06) under accounting principles generally accepted in the Republic of China (ROC GAAP)1. The Company’s fourth quarter net income totaled $33.2 million, compared with a net income of $33.0 million in 4Q05 and net income of $37.4 million in 3Q06.

For the full year ended December 31, 2006, the Company reported net income of $150.8 million, or diluted earnings per share of $1.50, compared with a net loss of $35.5 million and net loss per share of $0.35 for the full year ended December 31, 2005.

RESULTS OF OPERATIONS 2

Revenues

Net revenues for 4Q06 totaled $109.7 million. This amount is down 12% from $124.6 million in 4Q05 and down 20% from $136.8 million in 3Q06. As a percentage of the Company’s net revenues, testing revenues accounted for 80% and IC packaging revenues accounted for 20%. In 3Q06, net revenues from testing and IC packaging operations were 82% and 18%, respectively.

The Company’s top ten customers in 4Q06 included (in alphabetical order) Altera Corporation, ATI Technologies, Atmel, Cambridge Silicon Radio, Infineon Technologies AG, Lattice Semiconductor, Legerity, Qualcomm, Silicon Image and VIA Technologies. Net revenues from the Company’s top ten and top five customers accounted for 53% and 30% of net revenues respectively. No single customer

1 Unless otherwise stated, all financial information presented in this press release is unaudited, consolidated, prepared in accordance with ROC GAAP and denominated in US dollars. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

2 In October 2005, the Company disposed of its camera module assembly operations in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statements of income. The consolidated financial information presented herein represents the results of continuing operations only.

1	2/14/2007

accounted for more than 10% of net revenues. The Company estimates that net revenues from integrated device manufacturers (IDM’s) represented 24% of net revenues in 4Q06.

The following is the Company’s estimated end-market composition of net revenues:

	4Q05	3Q06	4Q06
Communications	40%	47%	46%
Computers	28%	23%	26%
Consumer	27%	27%	25%
Industrial	2%	2%	2%
Other	3%	1%	1%

Expenses

The Company’s cost of revenues in 4Q06 totaled $74.0 million, down 3% from $76.4 million in 4Q05 and down 9% from $81.1 million in 3Q06. Depreciation, amortization and rental expenses totaled $36.7 million, representing 34% of net revenues in 4Q06, compared with $41.1 million, or 33% of net revenues, in 4Q05 and $37.9 million, or 28% of net revenues, in 3Q06. As compared with 4Q05, the decrease in depreciation, amortization and rental expenses was primarily attributable to testers reaching the end of their depreciable lives. As compared with 3Q06, the decrease was primarily due to certain machinery and equipment completing their operating lease terms.

Gross margin for 4Q06 was 33%, down from 39% in 4Q05 and down from 41% in 3Q06. These gross margin decreases were primarily attributable to decreased testing volumes, offset in part by lower costs of revenue. Gross margin for IC testing was 35%, compared with 44% in 4Q05 and 46% in 3Q06. Gross margin for IC packaging was 21% in 4Q06, compared with 8% in 4Q05 and 16% in 3Q06.

The Company’s operating expenses (R&D and SG&A expenses) in 4Q06 totaled $15.8 million, down 15% from 4Q05 and down 2% from 3Q06. Operating expenses were 14% of net revenues in 4Q06, down from 15% in the 4Q05 and up from 12% in 3Q06. Operating margin for the quarter was 18%, down from 24% in 4Q05 and down from 29% in 3Q06.

The Company’s net non-operating income totaled $6.9 million in 4Q06, compared with net non-operating loss of $3.8 million in 4Q05 and net non-operating income of $2.4 million in 3Q06. The sequential increase in non-operating income during the quarter was mainly due to certain accrual adjustment. Net interest expense totaled $1.7 million in 4Q06, down from $2.7 million in 4Q05 and down from $2.7 million in 3Q06. Investment income from ASE Korea Inc., an equity method investee, totaled $4.7 million in 4Q06, up from $2.9 million in 4Q05 and down from $5.6 million in 3Q06.

During the quarter, the Company recognized a net income tax benefit of $6.4 million, compared with a net income tax expense of $4.6 million in 3Q06. During the 4Q, our operations in Malaysia were able to recognize tax assets related to tax credits available from Malaysia’s reinvestment allowance.

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At the end of 4Q06, the Company had total headcount of 5,302. This is down from 5,458 at the end of 3Q06.

Earnings

Net income in 4Q06 was $33.2 million, compared with net income of $33.0 million in 4Q05 and net income of $37.4 million in 3Q06. Diluted earnings per share were $0.33, compared with diluted earnings per share of $0.33 in 4Q05 and diluted earnings per share of $0.37 in 3Q06.

BUSINESS REVIEW

Testing Business

Testing revenues for the quarter were $88.0 million, down 16% from 4Q05 and down 22% from 3Q06. Testing revenue breakdown by type of testing service is shown in the table below:

Testing Service	4Q05	3Q06	4Q06
Final Test	70%	64%	64%
Wafer Sort	26%	29%	28%
Engineering Test	4%	7%	8%
Total Test	100%	100%	100%

Gross margin for the testing operations in 4Q06 was 35%, down from 44% in 4Q05 and down from 46% in 3Q06. The sequential decrease in gross margin was primarily due to a decrease in testing volume, offset in part by a decrease in cost of revenue. Depreciation, amortization and rental expenses included in cost of revenues for our testing operations were $34.0 million, down from $37.4 million in 4Q05 and down from $35.1 million in 3Q06.

The Company spent $14.5 million on testing equipment in 4Q06, of which $8.4 million was for purchasing end of lease testers. A total of 13 testers were added through purchase, lease and consignment, and 4 testers were disposed. At the end of the period, the Company had a total of 751 testers, of which 261 testers were either leased or consigned.

IC Packaging Business

IC packaging revenues for the quarter were $21.7 million, up 11% from 4Q05 and down 10% from 3Q06. IC packaging revenue breakdown by package type is as follows:

Package Type	4Q05	3Q06	4Q06
Substrate & Advanced Leadframe Packages	72%	84%	83%
Traditional Leadframe Packages	28%	16%	17%
Total Assembly	100%	100%	100%

Gross margin for packaging in 4Q06 was 21%, up from 8% in 4Q05 and up from 16% in 3Q06. The

3	2/14/2007

Company spent $0.4 million on packaging equipment in 4Q06. A total of 10 wirebonders were added and 2 were disposed of during 4Q06 for a total of 382 wirebonders.

LIQUIDITY AND BALANCE SHEET

At the end of the year, the Company had $179.1 million in cash and cash equivalents and current financial assets, a decrease of $47.7 million compared with 3Q06. Total unused credit lines amounted to $210.0 million. Total debt was $120.1 million, comprised of $34.4 million of current portion of long-term debt, and $85.7 million of long-term debt. Total bank debt decreased by $101.0 million during the quarter. The Company’s debt maturity, as of the end of 4Q06, was as follows:

Amount ($ million)
Within the first year	34.4
During the second year	20.6
During the third year	33.9
During the fourth year	31.2
During the fifth year and thereafter	0.0

EBITDA3 for 4Q06 totaled $55.1 million, as compared to $69.4 million in 3Q06. For the full year 2006, the Company generated operating cashflow of $255.7 million, up from $170.1 million generated in 2005.

2006 FULL-YEAR RESULTS OF OPERATIONS

Revenues

The Company’s full year 2006 net revenues totaled $517.7 million, an increase of 23% from $420.9 million in 2005. As a percentage of the Company’s net revenues, testing revenues accounted for 82% and IC packaging revenues accounted for 18% during the year. No single customer accounted for over 10% of revenues.

Expenses

The Company’s cost of revenues in 2006 totaled $322.7 million, down 3% from 2005, with a majority of the decrease coming from reduced depreciation, factory supplies and rental expenses and partially offset by an increase of labor cost. Full year 2006 gross margin was 38% as compared to 21% for 2005.

3 EBITDA for any period consists of profit from operating activities before extraordinary gains (including the fire insurance settlement) and expenditures plus depreciation expenses. EBITDA is not a standard measure under ROC GAAP or US GAAP. EBITDA is a widely used financial indicator of a company’s ability to service and incur debt. EBITDA should not be considered in isolation or construed as an alternative to cash flows, net income or any other measure of performance or as an indicator or our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA does not account for taxes, interest expense or other non-operating cash expenses. In evaluating EBITDA, we believe that investors should consider, among other things, the components of EBITDA such as turnover and operating expenses and the amount by which EBITDA exceeds capital expenditures and other changes. We have included EBITDA because we believe it is a useful supplement to cash flow data as a measure of our performance and our ability to generate cash flow from operations to cover debt service and taxes. EBITDA presented herein may not be comparable to similarly titled measures presented by other companies. Investors should not compare our EBITDA to EBITDA presented by other companies because not all companies use the same definition.

4	2/14/2007

The Company’s operating expenses in 2006 totaled $62.8 million, down 18% from 2005. Operating margin was 26% in 2006, up from 3% in 2005.

Net non-operating income totaled $31.1 million, compared with a non-operating loss of $57.8 million in 2005. The increase in non-operating income was primarily due to the recognition of $51 million loss for the Chung-Li site fire in 2005 and the subsequent $32 million income from receipt of the insurance settlement in 2006 for the fire. Also, the Company recognized $11.0 million more of income from its equity investment in ASE Korea than that in 2005.

Earnings

Net income under ROC GAAP was $150.8 million in 2006, versus a net loss of $35.5 million in 2005. Diluted earnings per share under ROC GAAP were $1.50 in 2006, compared with a diluted loss of $0.35 in 2005.

CAPITAL EQUIPMENT & EXPENDITURES

In 2006, the Company spent $84.7 million on equipment, including $82.6 million on test equipment, and $2.1 million on IC packaging equipment.

BUSINESS OUTLOOK

We expect the first quarter to trend close to our usual seasonal pattern with a back-end loaded quarter. Based on our current customer forecasts, we expect our first quarter 2007 net revenues to drop by about 10% sequentially. Even though business visibility for many of our customers still appears to be somewhat limited, we are cautiously optimistic that Q1 could represent a trough period for the Company.

About ASE Test Limited
ASE Test Limited is one of the world’s largest independent providers of semiconductor testing services. ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. We were not involved in the preparation of these projections. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China, or the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.

5	2/14/2007

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the three months ended			For the year ended

	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006

ROC GAAP:
Net revenues	124,641	136,842	109,661	420,929	517,705
Cost of revenues	76,448	81,110	73,954	330,786	322,653

Gross profit	48,193	55,732	35,707	90,143	195,052
Operating expense
R&D	7,166	5,039	5,284	24,993	20,715
SG&A	11,332	11,044	10,510	51,126	42,079

Subtotal	18,498	16,083	15,794	76,119	62,794

Operating income (loss)	29,695	39,649	19,913	14,024	132,258

Non-operating expense (income)
Interest income	(822)	(948)	(968)	(1,599)	(3,369)
Interest expense	3,498	3,632	2,629	12,745	13,165
Investment income	(2,865)	(5,604)	(4,687)	(7,130)	(18,005)
Other	3,990	561	(3,859)	53,794	(22,869)

Subtotal	3,801	(2,359)	(6,885)	57,810	(31,078)

Income/ (loss) before tax	25,894	42,008	26,798	(43,786)	163,336
Income tax expense (benefit)	(163)	4,582	(6,403)	2,537	12,567

Net income/ (loss) from continuing	26,057	37,426	33,201	(46,323)	150,769
operation
Income from discontinued operation	6,910	-	-	10,839	-

Net income/ (loss) (ROC GAAP)	32,967	37,426	33,201	(35,484)	150,769

Net income/ (loss) (US GAAP) (Note)	25,762	31,737	28,730	(35,446)	117,319

Diluted EPS (ROC GAAP)	0.33	0.37	0.33	(0.35)	1.50
Diluted EPS (US GAAP)	0.26	0.32	0.29	(0.35)	1.17

Margin Analysis:
Gross margin	38.7%	40.7%	32.6%	21.4%	37.7%
Operating margin	23.8%	29.0%	18.2%	3.3%	25.5%
Net margin (ROC GAAP)	26.4%	27.3%	30.3%	-8.4%	29.1%
Net margin (US GAAP)	20.7%	23.2%	26.2%	-8.4%	22.7%

Additional Data:
Testing revenues	104,970	112,613	87,934	346,638	423,340
IC packaging revenues	19,671	24,229	21,727	74,291	94,365
Shares outstanding (in thousands)	100,059	100,089	100,104	100,059	100,081
Shares used in diluted EPS calculation	100,085	100,239	100,658	100,059	100,338
(ROC GAAP) (in thousands)
Shares used in diluted EPS calculation	100,085	100,142	100,571	100,059	100,234
(US GAAP) (in thousands)

Note: The ROC GAAP to US GAAP net income reconciliation in 4Q06 primarily included a negative adjustment of $1.7 million for stock and cash compensation, a negative adjustment of $1.8 million related to compensation and cumulative effect of changes in accounting principles of ASE Test stock option and ASE Inc. stock options granted to ASE Test employees, a negative adjustment of $1.2 million related to income tax expense.

6	2/14/2007

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For Year Ended Dec. 31, 2005	For Year Ended Dec. 31, 2006

Cash Flows From Operating Activities
Net income (loss)	(35,484)	150,769
Adjustments
Depreciation and amortization	154,302	120,638
Provision for doubtful accounts and sales discounts	1,422	(2,081)
Loss(Gain) on fire damage/settlement	42,086	(32,145)
Loss on idle assets	54	6,362
Investment income under equity method	(6,637)	(18,005)
Allowance for inventory obsolescence	959	4,755
Other	4,267	3,889
Changes in operating assets and liabilities	9,095	21,532

Net Cash Provided by Operating Activities	170,064	255,714

Cash Flows From Investing Activities
Acquisition of properties	(66,116)	(76,597)
Proceeds from sale of properties	48,174	22,134
Proceeds from disposal of discontinued operations	17,316
Proceeds from insurance claims	369	26,407
Decrease (increase) in financial assets–current	20,445	(88,941)
Increase in other assets	(6,409)	(7,504)

Net Cash Provided by (Used in) Investing Activities	13,779	(124,501)

Cash Flows From Financing Activities
Proceeds from issuance of ordinary shares	-	678
Increase in collection of sold accounts receivable	4,397	482
Increase in Guarantee deposits	-	2,523
Increase (decrease) in short-term borrowings	(64,263)	-
Increase in long term debts	138,113	-
Repayments of long-term debts	(162,694)	(188,104)

Net Cash Used in Financing Activities	(84,447)	(184,421)

Effect of exchange rate changes on cash and cash	(674)	4,712
equivalents

Net Increase (decrease) in Cash and Cash Equivalents	98,722	(48,496)
Cash and Cash Equivalents, Beginning of Period	39,489	138,211

Cash and Cash Equivalents, End of Period	138,211	89,715

Interest paid	12,267	14,403

Income tax paid	219	1,708

Cash paid for acquisitions of properties
Purchase price	47,875	87,408
Decrease in payable	21,410	1,582
Increase in capital lease obligation	(3,169)	(12,393)

	66,116	76,597

7	2/14/2007

ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Sep. 30, 2006	Dec. 31, 2006

Cash and cash equivalents	131,023	89,715
Financial assets –current	95,768	89,341
Accounts receivable-net	88,083	70,804
Inventories	14,208	16,935
Other	21,331	38,759

Total current assets	350,413	305,554

Financial assets –non current	239,888	281,829
Fixed assets-net	398,148	389,435
Intangible assets	22,772	22,809
Other	62,333	44,801

Total assets	1,073,554	1,044,428

Short-term borrowings	2,900	-
Accounts payable	11,543	13,521
Payable for fixed assets	10,794	8,769
Current portion of long-term debt	76,682	34,418
Other current liabilities	54,015	46,007

Total current liabilities	155,934	102,715

Long-term debt	141,550	85,706
Other liabilities	12,046	12,879

Total liabilities	309,530	201,300
Shareholders’ equity	764,024	843,128

Total liabilities & shareholders’ equity	1,073,554	1,044,428

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